March 15, 2021

VIA DRS FILING

Mara Ransom
Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Just Eat Takeaway.com N.V. (CIK No. 0001792627)
Supplemental Submission to the Staff

Dear Ms. Ransom and Ms. Bagley:

On behalf of Just Eat Takeaway.com N.V. (the “Company”), we hereby make a supplemental submission to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s continued evaluation of the Company’s responses provided to comments 1, 15, and 17 set forth in the comment letter of the Staff dated January 13, 2021, relating to Amendment No. 1 to the confidential draft registration statement on Form F-4 submitted to the Staff on December 28, 2020, which continued evaluation was noted by the Staff in comment 1 of the comment letter of the Staff dated February 22, 2021, relating to Amendment No. 2 to the confidential draft registration statement on Form F-4 submitted to the Staff on February 10, 2021.

The Company would like to highlight the following points, which apply equally to the legacy business of Takeaway.com N.V., the business of Just Eat Limited and the Grubhub Inc. business

(i)
Where restaurants have opted for the Company’s delivery service, the Company’s performance obligation is to provide that delivery service and the Company controls the right to the delivery service before it is transferred to the customer.

(ii)
The Company’s performance obligation is the same regardless of whether it is performed by Company employees or third parties. When a third party is used, the Company is not connecting couriers with its customers as an agent (contractually or commercially). Rather, the Company is acting as a principal contracting with couriers to provide delivery services to the Company, on the Company’s behalf.

(iii)
The Company believes the control principle should be evaluated from the perspective of the substantive activities required to be performed. The nature of the services is to pick up food at a restaurant and deliver it to a consumer (by using the Company’s determined route), all of which is performed at the direction of the Company. While some couriers are not the Company’s employees, only the Company can direct the courier (whether an employee or subcontractor) to perform the substantive activities required because the Company controls the right to perform those substantive activities, primarily through its contractual obligation and customary business practices with the restaurant.

(iv)
Couriers have no contractual relationship with the restaurant or the consumer. Neither the restaurant nor the consumer can direct the courier to perform services. Without the Company’s direction and control, the courier would have no ability to perform a delivery as they have no legal or commercial relationship with the restaurant or the consumer. The fact that the Company controls the extent of the information it sends to the courier and when it sends it is itself indicative that the Company controls the delivery service.

(v)
While the Company considered that the independent courier can accept or reject a particular order, the Company does not believe that this ability is substantive or determinative in its assessment of control of the delivery service. Example 46A of IFRS 15 highlights that a subcontractor does not need to be identified prior to obtaining a customer, as with the Company’s business. In addition, the Company’s couriers’ decisions to accept or reject an order are based on both pricing and ability to provide the delivery services, and those decisions are not made on the basis of any specific customer. This is no different from analogous fact patterns (such as Example 46A) in which a subcontractor’s decision to accept or reject an opportunity is based on pricing and ability to provide the specified goods or services. Further, while the Company acknowledges that Example 46A indicates that the entity has the ability to redirect the services, the Company also believes the ability to redirect should be considered in the context of the services being provided. Based on the nature of the delivery services the Company provides, redirecting a courier is not practical in the Company’s business model or operations. Once an order is placed, the Company must quickly identify the best courier to provide the delivery services, and when a courier accepts an order they are contractually obligated to provide the delivery services to the Company under the Company’s direction (i.e. pick up food at restaurant X and deliver to consumer Y). At that point, the courier cannot choose to redirect its services to another party, and there are no economic or operational circumstances where the Company would want to redirect the courier to another customer. However, if prior to pick-up the driver is significantly delayed or far enough off route, the Company can and does reassign the delivery.

(vi)
Finally, the Company believes the control indicators support its conclusion that the Company acts as a principal as it relates to the performance of delivery services. The Company’s contractual agreements with the restaurants are clear that the Company is required to make all commercial endeavours to perform the delivery services and the Company’s business practices are consistent with that obligation (i.e., the Company handles all delivery issues and compensates customers for non-performance or poor performance). The Company is, therefore, primarily responsible for fulfillment. The Company also has full discretion to determine customer pricing, as well as the cost of services provided by couriers. That customer pricing is not interdependent with the amount the Company agrees to pay its couriers. In addition, in many circumstances the Company uses its own employees to provide the delivery services and has inventory risk when it commits itself to obtain the delivery services from couriers hired through an agency for a flat rate per hour before obtaining an order from the customer. While the Company may not have inventory risk in all situations, the Company does not believe that precludes a conclusion that the Company is principal as the other indicators of control support the Company’s conclusion (consistent with the conclusion in Example 46A that mitigation of inventory risk would not preclude a principal conclusion).

* * *

Please do not hesitate to contact me at 011-44-207-453-1090 or acaples@cravath.com or G.J. Ligelis Jr. at 212-474-1892 or gligelisjr@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Cc:	Jitse Groen, Chief Executive Officer
Just Eat Takeaway.com N.V.

Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP